Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Sucampo Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is being made solely by the Offer to Purchase, dated January 16, 2018 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Sucampo Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Sucampo Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

SUCAMPO PHARMACEUTICALS, INC.

a Delaware corporation

at

$18.00 NET PER SHARE

Pursuant to the Offer to Purchase dated January 16, 2018

by

SUN ACQUISITION CO.

a wholly owned indirect subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

Sun Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Sucampo”), at a purchase price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Sucampo Shares by Purchaser pursuant to the Offer. Stockholders who hold their Sucampo Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., EASTERN TIME, ON FEBRUARY 13, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sucampo. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Sucampo (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) as soon as practicable without a vote on the adoption of the Merger Agreement by Sucampo stockholders, with Sucampo continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent.

In the Merger, each Sucampo Share outstanding immediately prior to the effective time of the Merger (other than Sucampo Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Parent or Purchaser, which Sucampo Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Parent (other than Purchaser), which Sucampo Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Sucampo Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Sucampo Share paid in the Offer), without interest thereon and less any applicable withholding taxes. As a result of the Merger, Sucampo will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Sucampo Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Sucampo Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), representing at least one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) no governmental authority having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Sucampo Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Sucampo and (vi) the delivery of certain financial information. The Offer is also subject to other conditions as described in the Offer to Purchase.

The board of directors of Sucampo, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (ii) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of Sucampo tender their Sucampo Shares to Purchaser pursuant to the Offer.

Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the conditions to the Offer. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Sucampo, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Sucampo Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, (v) amend or modify any of the conditions to the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Sucampo Shares in its capacity as such, (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is scheduled to expire at 8:00 a.m., Eastern time, on February 13, 2018 (which we refer to as the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, expires).

Parent and Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms, if as of the then-scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived, Purchaser may, in its discretion extend the Offer on one or more occasions (for an additional period of up to ten business days per extension), to permit such condition to the Offer to be satisfied. In certain circumstances, Purchaser is required by the terms of the Merger Agreement to extend the

Offer beyond the initial Expiration Date. Subject to its rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) as required by applicable legal requirements, any interpretation or position of the Securities and Exchange Commission, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer, (ii) until any waiting period (and any extension thereof) under the HSR Act has expired or been terminated, and (iii) if any condition to the Offer (other than the Minimum Condition) is not satisfied by the then-scheduled Expiration Date and Sucampo requests that the Offer be extended to permit satisfaction of such condition(s) to the Offer. In addition, if the Minimum Condition is not satisfied by the then-scheduled Expiration Date but all other conditions to the Offer (other than the condition requiring delivery of an officers’ certificate by Sucampo) have been satisfied, then at the request of Sucampo, Purchaser must extend the Offer on up to two occasions for an additional period of up to ten business days per such extension to permit the Minimum Condition to be satisfied. However, in no event will Purchaser be required to, and without Sucampo’s consent, Purchaser will not, extend the Offer beyond June 21, 2018. If Purchaser extends the Offer, such extension will extend the time that Sucampo stockholders will have to tender (or withdraw) their Sucampo Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the Securities and Exchange Commission.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger, and expects the Offer and the Merger to be consummated on the same day.

On the terms set forth in the Merger Agreement and subject to the conditions to the Offer, as promptly as practicable on or after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Sucampo Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to 8:00 a.m., Eastern time, on the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Sucampo Shares validly tendered (and not validly withdrawn) as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Sucampo Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the conditions to the Offer, payment for Sucampo Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Sucampo Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Sucampo Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Sucampo Shares or is unable to accept Sucampo Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent’s or Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Sucampo Shares on Purchaser’s behalf, and such Sucampo Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Sucampo Shares, including by reason of any extension of the Offer or any delay in making such payment for Sucampo Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Sucampo Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) the certificates evidencing such Sucampo Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Sucampo Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Sucampo Shares are actually received by the Depositary.

Sucampo Shares tendered pursuant to the Offer may be withdrawn at any time prior to 8:00 a.m., Eastern time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 17, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Sucampo Shares to be withdrawn, the number of Sucampo Shares to be withdrawn and the name of the registered holder of such Sucampo Shares, if different from that of the person who tendered such Sucampo Shares. If Share Certificates evidencing Sucampo Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Sucampo Shares have been tendered for the account of an Eligible Institution. If Sucampo Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Sucampo Shares.

Withdrawals of Sucampo Shares may not be rescinded. Any Sucampo Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Sucampo Shares may be re-tendered again by following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Sucampo Shares to challenge such determination in a court of competent jurisdiction. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Sucampo has provided Purchaser with Sucampo’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Sucampo Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Sucampo Shares whose names appear on Sucampo’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Sucampo Shares.

The exchange of Sucampo Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for U.S. federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer. Each holder of Sucampo Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Sucampo Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Sucampo Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Sucampo Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders May Call Toll Free: (866) 620-0678

Banks and Brokers May Call Collect: (212) 269-5550

Email: SCMP@dfking.com

January 16, 2018